K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

February 26, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Neuberger Berman Alternative Funds

-- Neuberger Berman Absolute Return Multi-Manager Fund
-- Neuberger Berman Flexible Select Fund
-- Neuberger Berman Global Allocation Fund
-- Neuberger Berman Global Long Short Fund
-- Neuberger Berman Inflation Managed Fund
-- Neuberger Berman Long Short Fund
-- Neuberger Berman Long Short Credit Fund
-- Neuberger Berman Long Short Multi-Manager Fund
-- Neuberger Berman Multi-Asset Income Fund
-- Neuberger Berman Risk Balanced Commodity Strategy Fund
File Nos.  333-122847; 811-21715
Post-Effective Amendment No. 50

Ladies and Gentlemen:

We have acted as counsel to Neuberger Berman Alternative Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 50 to the Trust's Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours, /s/ K&L Gates LLP K&L Gates LLP